November 21, 2005
SUBMITTED VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Eaton Corporation Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended September 30, 2005 File No. 1-1396
Dear Mr. Decker:
We have reviewed your November 4, 2005 letter (“the Letter”) regarding your comments on the financial statements and disclosures contained in the above referenced reports (the “Subject Reports”) filed by Eaton Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) and provide the following responses to your comments.
The Company’s Introductory Comment
The Company has in place processes and internal controls to identify amounts related to disclosures that are required by GAAP. Some of the comments and inquiries noted in the Letter by the staff relate to amounts that the Company previously has assessed for disclosure, but concluded were not individually material, and the financial statements and related disclosures were prepared in light of that analysis. In the preparation of financial statements and related disclosures, the Company will continue to perform the appropriate analysis of these and all other items related to financial reporting, regardless of materiality, and, when appropriate, will modify its disclosures for amounts that become material, as has been suggested in the various comments.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Please see our comments below for a description of the additional disclosures or other revisions that will be made in future filings.

Item 3 — Legal Proceedings
2.	For each legal proceeding that is not routine and incidental to the business, please include the name of the court in which the proceeding is pending, the date instituted, the parties involved, a description of the suit, and the relief sought. See Item 103 of Regulation S-K.

The Company believes that at the time of the filing of both of the Subject Reports, all pending litigation was routine and incidental to the business and none of it was required to be disclosed under Regulation S-K, Item 103.
Item 15 — Exhibits and Financial Statement Schedules
3.	Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts or revise your disclosure accordingly. Please note these disclosures are required for all periods presented. See Rules 5-04 and 12-09 of Regulation S-X.

Financial Statement Schedule II for Valuation and Qualifying Accounts required by Regulation S-X, Item 12-09 is not included in the 2004 Form 10-K, since there is full disclosure of material amounts related to the allowance for doubtful accounts in the financial statements and accompanying footnotes. The allowance for doubtful accounts at December 31, 2004 and 2003 is disclosed in the “Accounts Receivable” footnote in the “Other Information” footnote on page F-33 of the financial section of the 2004 Form 10-K, and additions and deductions during 2004, 2003 and 2002 were not material. Regulation S-X, Item 5-04 (b) provides that any information required to be contained in a “Schedule” may instead be shown in the related financial statement or in a note thereto, provided such presentation is not unclear or confusing. Further, Regulation S-X, Item 4-02 provides that immaterial items need not be separately set forth.
Financial Statements
Statements of Consolidated Cash Flows, page F-8
4.	Please breakout for each period presented the other-net line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not appropriate. See SFAS 95.

The Company’s process to prepare the statement of cash flows does not net dissimilar gains and losses, nor are net cash flows related to asset balances netted with cash flows related to liability balances. Only after it is determined these items are individually and collectively not material, are the items aggregated in the final disclosure. Therefore, consistent with Regulation S-X, Item 4-02 and SFAS 95, amounts included in “Other-net” in “Net Cash Provided by Operating Activities” have not been disclosed on separate line items, since, individually and collectively, they were not material in 2004, 2003 and 2002. The Company will continue to carefully evaluate its disclosure of “Other-net” in “Net Cash Provided by Operating Activities” and, should the amounts become material, will alter its future filings accordingly.
5.	Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

The Company’s process to prepare the statement of cash flows results in the identification of the effect of exchange rate changes on cash balances held in foreign currencies. Only after it is determined these items are not material are the effects of exchange rate changes aggregated in the final disclosure and included in “Other-net” in “Net Cash Provided by Operating Activities”. Consistent with Regulation S-X, Item 4-02 and SFAS 95, the effects of exchange rate changes on cash balances have not been disclosed on separate lines, since they were not material in 2004, 2003 and 2002. The Company will continue to carefully evaluate its disclosure of the effects of exchange rate changes on cash balances and, should the amounts become material, will alter its future filings accordingly.
Statements of Consolidated Shareholders’ Equity, page F-9
6.	Please present all components of other comprehensive income on the face of your statement of shareholders’ equity, as opposed to your current disclosure in the footnotes. See paragraphs 14 and 22 of SFAS 130.

In future filings, all components of other comprehensive income will be presented on the face of the Statement of Consolidated Shareholders’ Equity. This presentation will be consistent with the components of other comprehensive loss in 2004, 2003 and 2002 as displayed in the “Accumulated Other Comprehensive Loss” footnote on page F-30 of the financial section of the 2004 Form 10-K.
7.	Please disclose for all periods presented the amounts of the reclassification adjustments and the income tax provisions for each classification of other comprehensive income. See paragraphs 20 and 25 of SFAS 130.

The only material amounts of income taxes related to the components of accumulated other comprehensive loss pertain to the minimum pension liability adjustment. In the “Accumulated Other Comprehensive Loss” footnote on page F-30 of the financial section of the 2004 Form 10-K, reference is made to the “Retirement Benefit Plans” footnote on page F-23, where income taxes related to the minimum pension liability adjustment are disclosed. Consistent with the response to Comment 6, the Company will revise its future filings to add the disclosure of income taxes related to the components of accumulated other comprehensive loss on the face of the Statement of Consolidated Shareholders’ Equity and in the “Accumulated Other Comprehensive Loss” footnote.

Consistent with Regulation S-X, Item 4-02 and SFAS 130, reclassification adjustments related to accumulated other comprehensive loss have not been disclosed as separate line items, since they were not material in 2004, 2003 and 2002. The Company will continue to carefully evaluate its disclosure of reclassification adjustments related to accumulated other comprehensive loss and, should the amounts become material, will alter its future filings accordingly.
Accounting Policies, page F-11
General
8.	Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses.
Inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of the distribution network are included in cost of products sold. Therefore, for these amounts, the Company’s gross margins are comparable to those of other entities.

In future filings, the Company will include the following disclosure regarding the types of expenses that are included in the cost of products sold line item, in the “Inventories” policy in “Accounting Policies”:

Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and costs of the distribution network.

Depreciation and Amortization, page F-11
9.	The range of amortization periods for your intangible assets of five to thirty years is very broad. Please separately disclose the range of amortization periods for your patents, tradenames, and distribution networks. See paragraph 13 of APB 22.

At December 31, 2004, the amortization periods for intangible assets subject to amortization were 7 to 17 years for patents, 20 years for tradenames, 15 to 30 years for distributor channels, and 5 to 16 years for manufacturing technology and customer agreements. In future filings, the Company will disclose the amortization period for intangible assets subject to amortization by major class of asset in the “Depreciation & Amortization” policy in “Accounting Policies”, as described above.
Revenue Recognition, page F-14
10.	Please disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

In future filings, the Company will add disclosures regarding shipping terms and uncertainties related to revenue recognition, as described in italics below, to the existing “Revenue Recognition” policy in “Accounting Policies”:

Sales are recognized when products are shipped to unaffiliated customers, all significant risks of ownership have been transferred to the customer, title has transferred in accordance with shipping terms (FOB shipping point or FOB destination), the selling price is fixed and determinable, and all significant related acts of performance have been completed and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Other revenues for service contracts are recognized as the services are provided.
Exit and Sale of Businesses, page F-16
11.	You disclose that you will be exiting your legacy tire and refrigeration valve manufacturing business during 2005. Please tell us why you believe it is appropriate to present within continuing operations the results of operations, as well as the related assets and liabilities, of this business. Please see paragraphs 30 and 41-47 of SFAS 144.

Consistent with SFAS 144, the results of the legacy tire and refrigeration business that was disposed of were included as a component of continuing operations, since the sales, assets and liabilities were not material. Sales of this business in 2004 were $30 million (0.3% of consolidated sales), and at December 31, 2004 related assets were $14 million (0.2% of consolidated assets) and liabilities were $2 million. This business was sold in March 2005, after the announcement of the disposal in December 2004.
Shareholders’ Equity, page F-27
12.	Please disclose whether your share repurchases were made in open market transactions or by some other means. If you repurchased any shares by means other than open market transactions, please disclose the quantity of shares repurchased through each specific means for each period presented. Please tell us the consideration you gave to FIN 44 with regards to any repurchases of employee shares. Please also include the disclosures required by Instruction to paragraph (b)(1) of Item 703 of Regulation S-K in Item 5 of your Form 10-K and Item 2 of your Forms 10-Q, as applicable.

All repurchases of Common Shares were made in the open market. Because the shares were repurchased in the open market, it cannot be determined if any were repurchased from employees. In future filings, this disclosure will be revised to indicate that all repurchases of shares are made in the open market.

The disclosures required by Regulation S-K, Item 703 related to repurchases of shares were not included in Item 5 of Part II of the 2004 Form 10-K, since no shares were repurchased in the fourth quarter of 2004 (also see Release No. 33-8335, Section VI, paragraph 6, which indicates these disclosures are only required in a quarterly reporting period in which shares are repurchased). All share repurchases in 2004 occurred in the first quarter of 2004, and the disclosure required by Item 703 is included in the Form 10-Q for the first quarter of 2004.

In interim filings for 2005, repurchases of shares in the first and second quarters are disclosed in Item 2 of Part II of the Form 10-Qs related to the first and second quarters, as required by Item 703.
Lease Commitments, page F-33
13.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

The Company owns the majority of its worldwide manufacturing facilities and substantially all of its equipment. While these operations have in place a number of lease agreements, none is individually significant. The Company’s policy is to recognize expense for lease payments, including those that depend on an existing index or rate, on a straight-line basis over the lease term and to amortize lease incentives over the life of the lease agreement. Disclosures regarding accounting for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions would disclose information that is not material. The Company will continue to carefully evaluate its disclosure related to operating leases and should the amounts become material, will alter its future filings accordingly.
14.	Please disclose your future minimum rental payments, as of December 31, 2004, in the aggregate and for each of the five succeeding years. See paragraph 16(b)(i) of SFAS 13. Please also include the disclosures required by paragraphs 16(c) and (d) of SFAS 13 regarding your operating leases.

Future minimum lease payments in 2005 related to operating leases are disclosed in the “Lease Commitments” footnote in the “Other Information” footnote on pages F-33 and F-34 of the financial section of the 2004 Form 10-K. Future minimum operating lease payments, in the aggregate and for the 5-years beginning in 2005, are disclosed in MD&A on page F-54. The Company will revise its future filings to add the disclosure of minimum operating lease payments, in the aggregate and for each of the next 5 years, to the “Lease Commitments” footnote in the “Other information” footnote.

Rental expense related to operating leases is disclosed in the “Lease Commitments” footnote in the “Other Information” footnote on page F-34 of the financial section of the 2004 Form 10-K. The Company’s worldwide operations have in place a number of lease agreements, none of which is individually significant. Disclosures required by paragraphs 16(c) and (d) of SFAS 13 related to minimum rentals, contingent rentals, sublease rentals, renewal or purchase options, escalation clauses, and restrictions imposed by leases are not material. The Company will continue to carefully evaluate its disclosure related to operating leases and should the amounts become material, will alter its future filings accordingly.

Net Income per Common Share, page F-34
15.	Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

The Company appropriately excludes restricted shares in the computation of basic earnings per share and includes restricted shares in the computation of diluted earnings per share. Consistent with Regulation S-X, Item 4-02 and SFAS 128, the treatment of restricted shares in computing basic and diluted earnings per share has not been disclosed since it was not material in 2004, 2003 and 2002. The Company will continue to carefully evaluate its disclosure related to restricted shares in computing basic and diluted earnings per share and, should the amounts become material, will revise its future filings accordingly.
Business Segment and Geographic Region Information, page F-34
16.	Please provide us with additional information to help us understand your internal structure and the information reviewed by the chief operating decision-maker. Your website lists nine divisions. Please tell us how you concluded you had only four reportable segments. In doing so, please tell us whether results are evaluated based on divisions such as Airflex and Durant. Please also describe your internal operational and reporting structure and organization.

The Company’s operations include approximately 200 manufacturing locations around the world, which report up into 34 divisions. For internal financial reporting, operations management, and strategic planning, these divisions are organized into four operating segments, consistent with the segments and financial data reported in “Business Segment & Geographic Region Information” on pages F-34 through F-39 of the financial section of the 2004 Form 10-K. Each of these four operating segments has its own chief financial officer, its own human resources executive and its own senior vice president. Each of the four senior vice presidents reports to the Chief Executive Officer (“CEO”), who is the chief operating decision maker (“CODM”), as defined in paragraph 12 of SFAS 131. Each of these segments meets the definition of an operating segment in paragraph 10 of SFAS 131, since each represents a component of the business:
•	That engages in business activities from which it earns revenues and incurs expenses (including revenues and expenses relating to transactions with other components of the Company),

•	Whose operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance, and

•	For which discrete financial information is available.

On a monthly basis, the CEO reviews the operating results of each of the four segments to assess performance and to make decisions regarding allocation of the Company’s resources. This financial information is the only segment information that is reported to the Company’s Board of Directors on a monthly basis. The Company’s annual strategic planning process also focuses on performance and allocation of resources to these four operating segments.

17.	You have reconciled total segment operating profit to net income for the three years ended December 31, 2004. Please first reconcile total segment operating profit to operating profit determined in accordance with GAAP, and then to net income for the three years ended December 31, 2004.

While the Company believes reporting total business segment operating profit is meaningful information, as it is merely the sum of the reportable four business segments’ operating profit, the Company understands the staff’s concern with this summation. Accordingly, in future filings the Company will delete total business segment operating profit from the “Business Segment & Geographic Region Information” footnote. The Company will also delete the reference to total business segment operating profit throughout the MD&A in future filings.

18.	Please disclose the types of amounts included in the other corporate assets and corporate expense-net line items for each period presented, and disclose why these amounts were not allocated to the other reportable segments. If any amounts are reversals of transactions between reportable segments, please present them in a separate line item, rather than this one. See paragraphs 31 and 32 of SFAS 131.

The Company does not allocate those assets of a non-operating nature to business segments for internal management and reporting purposes, as described in “Business Segment & Geographic Region Information” on page F-36 of the financial section of the 2004 Form 10-K. The Company also does not allocate corporate organizational and functional expenses of a governance nature to business segments for internal management and reporting purposes. The reporting of corporate assets and other corporate expense-net included on pages F-34 to F-39 is fully consistent with the Company’s internal management and reporting system. None of these amounts is a reversal of a transaction between reportable segments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-40
19.	You present total segment operating profit and operating margin here and elsewhere throughout the filing. Please retitle what you currently call operating profit and operating margin, so that they are not confused with being operating income and operating margin under GAAP. See Item 10(e)(1)(ii)(E) of Regulation S-K. In addition, since total segment operating profit and operating margin represent non-GAAP measures when presented or discussed outside of your SFAS 131 footnote, you should ensure either:
(a)	they are not presented elsewhere in the filing or

(b)	you present the disclosures required by Item 10(e) of Regulation S-K. Any disclosures elsewhere in the filing should:
•	reconcile from total segment operating profit to operating income and then on to net income to highlight the differences between the non-GAAP measure and the comparable GAAP measures,

•	identify this amount as a non-GAAP performance measure,

•	state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,

•	state the manner in which management compensates for these limitations when using the non-GAAP financial measure,

•	explain why your management believes that this measure provides useful information to investors,

•	state how your management uses the non-GAAP measure,

•	provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and

•	state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.
See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

As indicated in our response to Comment 17, while the Company believes reporting total business segment operating profit is meaningful information, the Company understands the staff’s concern with this summation. Accordingly, in future filings the Company will delete total business segment operating profit from the “Business Segment & Geographic Region Information” footnote. The Company will also delete the references to total business segment operating profit throughout the MD&A in future filings.
Highlights of Results for 2004, page F-40
20.	Please reconcile your measure of free cash flow to cash flows from operating activities. This reconciliation should be presented in each instance you discuss free cash flow. Please also include the appropriate disclosures regarding this non-GAAP measure, similar to those identified in the preceding comment. See Question 13 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company has calculated free cash flow as the net of cash flow from operations less capital expenditures, and indicated this calculation in its disclosure in MD&A on pages F-42 and F-49 of the 2004 Form 10-K. While the Company believes reporting free cash flow is meaningful information, the Company understands the staff’s concern with this financial measure. Accordingly, in future filings the Company will eliminate the discussion of free cash flow from MD&A.
Results of Operations — 2004 Compared to 2003, page F-42
Results by Business Segment, page F-45
21.	Please discuss in greater detail the business reasons for the changes between periods in sales and operating profit of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Throughout the MD&A in the 2004 Form 10-K, the Company provides explanations of the changes in consolidated sales and sales for each business segment for items that are meaningful for an understanding of the changes in sales. When amounts are material, these explanations include numeric data related to the change in sales resulting from growth in specific end-markets, out-growth of end-markets for each segment, acquisitions of businesses and foreign exchange. Regarding changes in business segment operating profit, the Company describes the major changes in operating profit in order of magnitude. To amplify the important items in the future, the Company will be careful to add emphasis to the most significant changes. With respect to the need for greater detail in the discussion and quantification of the changes between periods in sales and operating profit of each of the Company’s business segments, the Company will continue to assess the appropriateness of providing additional available information in future filings, in order to assist the users of the financial statements to better understand the financial results.
Market Risk Disclosure and Contractual Obligations, page F-53
22.	Please revise your table of contractual obligations to include the following:
•	Payments you are obligated to make under your interest rate swap agreements

•	Estimated interest payments on your debt
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

In future filings, the Company will include a discussion of interest commitments related to interest rate swaps and debt in the contractual obligation table in MD&A.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005
General
23.	Please address the above comments in your interim filings as well.

The Company’s Form 10-Q for the third quarter of 2005 was filed on October 27, 2005. The comments above will be addressed in future interim filings.
* * * *
The Company hereby acknowledges that the SEC staff has asked the Company to make the following statements:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Richard H. Fearon
Richard H. Fearon
Executive Vice President —
Chief Financial & Planning Officer
Eaton Corporation